SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“Telmex reaches an agreement with its labor union”

Mexico City, January 16, 2023. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV] announces that, after extensive dialogue, its subsidiary Teléfonos de México, S.A.B. de C.V. (“Telmex”) and its labor union (Sindicato de Telefonistas de la República Mexicana) reached a constructive agreement on retirement conditions (pensions) applicable from January 2023 to Telmex’s newly hired personnel.

The new agreement reduces the maximum retirement benefit from 80% to 60% of the employee’s last salary, as integrated with certain benefits. Employees with 35 years of service and at least 65 years old will have the retirement benefits under the new agreement. Unlike the current agreement, that allows retirement after 35 years of service without an age requirement, the only exception under the new agreement to retire before 65 years old is for employees at least 60 years old and with 37 or more years of service.

Additionally, the new agreement allows Telmex’s active and retired employees to convert part of their pension liability into shares representing Telmex’s capital stock. This is an optional stock plan. So that employees participating in the stock option plan receive Telmex’s shares with equal rights as those of Telmex’s current shareholders, Telmex will unify its current series of shares into a single series, exclusively made by ordinary and full voting rights shares. This process requires certain corporate and regulatory prior approvals.

With the new agreement, Telmex will continue its important investment program in infrastructure through which, in recent years, it has achieved substantial penetration in high-capacity fiber, and will continue offering to its clients the best services in the best conditions.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 16, 2023

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact